FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item
1.	BBVA: 3Q04 Financial Results

Results for January - September 2004: Attributable net income at BBVA rises 18.4% to 2.06 billion euros

➢	The Group improved recurrent margins, reinforced its competitive position and advanced its strategy of profitable growth

➢	Operating profit grew faster in the first nine months of the year to 4 billion euros, a 9% increase

➢	The cost/income ratio improved 1.9 percentage points to 44.8% with advances in all areas, especially in Mexico where it is now below 40%

➢	Return on equity (ROE) rose to 19.7%, compared to 19.2% a year earlier.

➢	In Retail Banking lending grew faster (19.2%) as did customer funds (9.2%) and operating profit (11.5%)

➢	Wholesale and Investment Banking increased attributable net income by 11.5% based on higher business activity and net fee income

➢	Both Mexico and the Americas as a whole now cover local currency depreciation and have increased their operating profit in current euros by 4.5% and 6.4%, respectively.

➢	The Americas had a record quarter in operating profit and attributable net income. The latter climbed 60% to 866 million euros.

➢	The growth in lending activity in Mexico accelerated to 28% and it practically doubled attributable net income to 580 million euros.

➢	The interim dividend is 11.1% higher and earnings per share (EPS) are up 12.4%

➢	The Group maintains its BIS ratio at 12% and core capital at 6% – as per this year’s targets

➢	BBVA again improved asset quality with a decline in the NPL ratio to a record low of 1.05% and with coverage of 235.8%

BBVA generated attributable net income of 2.06 billion euros in the first nine months of 2004. This was an increase of 18.4% over the same period in 2003. The improvement was based on higher growth in the more recurrent forms of income. Operating profit grew 9% to 4 billion euros. Attributable net income in the third quarter was 704 million euros, an increase of 23.2% compared to 2003.

The results in the year to September added strength to BBVA’s strategy of profitable growth and the improvement was reflected in all the key indicators. Return on equity (ROE) increased from 19.2% to 19.7%, defaults hit an all-time low with the NPL ratio at 1.05% while coverage increased to 235.8%, the cost/income ratio improved 1.9 points to 44.8% and the BIS ratio stands at 12% with core capital at 6%.

The positive trend in activity and results led to an 11.1% increase in the second interim dividend this year and this was paid on October 11th. Earnings per share (EPS) rose 12.4% in the year to September compared to 10.6% in June.

In recent months economic activity in the European Union continued to recover while in the United States it was relatively unchanged. Latin America consolidated growth at a level that was noticeably higher than the average in recent years with all the main countries performing well. However, oil prices – which have constantly hit new highs – continue to be the main source of concern. Currency markets were quiet during the quarter although the main Latin-American currencies are still recording an overall depreciation for the last 12 months.

BBVA’s business activity and results continued to accelerate and there was a constant improvement in quality. Another significant factor was the improvement in the Americas and especially in Mexico. For the first time in recent quarters these countries are now absorbing currency effects and have increased their operating profit in current euros (6.4% for the Americas as a whole with 4.5% in Mexico).

In the third quarter BBVA announced important growth operations in Mexico and the US. They include the acquisition of Hipotecaria Nacional (the leader in the Mexican mortgage market) and Laredo National Bancshares (a leading banking group in South Texas).

It is anticipated that these operations will conclude in the first quarter of 2005. They follow on the heels of the Valley Bank acquisition in California and they will aid BBVA’s expansion in the US Hispanic market–which is part of its profitable growth strategy. These operations will start to add value from day one and they are clearly in line with the Group’s strategy.

The most relevant aspects of the BBVA Group in the first nine months of 2004 are:

➢	Attributable net income in the third quarter (704 million euros) was 23.2% higher than the same period in 2003 and is the highest figure since the second quarter of 2001. Thus cumulative attributable net income from January to September 2004 came to 2.06 billion euros–a year-on-year increase of 18.4% (an increase of 22.6% at constant exchange rates).

➢	Earnings per share increased 12.4% while ROE now stands at 19.7% (19.2% for the same period of 2003) and ROA is 1.04%.

➢	The Group continues to enjoy high quality results. The growth in attributable net income is based on the positive trend in operating profit while the effect of the intermediate items on the income statement is largely neutral.

➢	Year-on-year growth in operating profit continues to accelerate: the 1.35 billion euros generated in the third quarter exceeded those of the same period in 2003 by 11.6% at current exchange rates and by 17.9% at constant rates. Thus the cumulative figure for the first nine months of 2004 (4 billion euros) grew 9.0% at current exchange rates and 15.6% at constant rates (7.7% and 14.5%, respectively, in the first half).

➢	Cumulative net interest income in the first three quarters came to 5.26 billion euros, 4.7% more than the same period in 2003 (or 10.8% more at constant rates). This was due to faster business growth–especially in lending activities in Spain and in the Americas.

➢	Net fee income came to 2.52 billion euros. Year-on-year this was 3.0% higher at current exchange rates and 9.4% higher at constant rates, ie, similar to the first half year.

➢	Operating expenses were contained and fell 1.9% at current exchange rates while they increased 3.4% at constant rates. Together with higher revenues this meant that the cost/income ratio improved to 44.8%, compared to 46.7% in the first nine months of 2003. Although the cost/income ratio improved in all business areas, the improvement was especially significant in Mexico, where it fell below 40%.

➢	Retail banking in Spain and Portugal continued the upward trend of recent quarters with year-on-year increases of 19.2% in lending activities and 9.2% in customer funds (deposits, mutual funds and pension funds). The equivalent figures at 30-Jun-04 were 18.0% and 8.9%, respectively. With operating expenses flat, operating profit grew by 11.5% (11.0% in the first half).

➢	Lending and deposits in terms of average balances improved in the Wholesale and Investment Banking Area, and fee income grew 18.7%. Attributable net income climbed 11.5% year-on-year.

➢	The Americas had another record quarter in terms of operating profit and attributable income. At current exchange rates operating profit grew at 6.4% year-on-year (it declined 2.4% in the first half). At constant exchange rates the increase of 21.3% was nearly double the figure at 30th June (11.2%). A decisive contribution to this positive performance was provided by the 20.9% increase in net interest income, boosted by the increase in business activity (22.7% in lending and 11.4% in traditional deposit-taking) and by changes in interest rates. Profit after tax rose by 33.2% and attributable net income climbed 79.9% (60.0% at current rates) due to lower minority interests in Bancomer.

➢	Mexico also increased its operating profit year-on-year at current rates in the year to September and all earnings figures on the income statement grew faster. Lending grew faster (up 28.0% in peso terms) and customer funds grew at the same rate (12.6%). Both activities focus on the most profitable areas. Therefore operating profit grew 21.9% (double the figure of 10.9% for the first half year) and net income climbed 42.5%. Attributable net income came to 580 million euros–nearly double the amount for Jan-Sep 2003.

➢	The Group’s asset quality continues to be high. At the end of the quarter non-performing loans stand at 1.05%. This is lower than Jun-04 (1.11%) or the level twelve months earlier (1.52%). Coverage now stands at 235.8% (223.4% at 30-Jun-04 and 180.2% at 30-Sep-03).

➢	The capital base also continues to be solid. Core capital at 30-Sep-04 was 6.0% – achieving the target for year end. Tier I was 8.0% and the BIS ratio 12.0%.

➢	The second interim dividend of 0.10 euros per share was paid on 11th October. Like the first interim dividend it represents an increase of 11.1% over payments in 2003.

BBVA Group Highlights (Consolidated figures)
	30-09-04	30-09-03	Δ% (YoY)
BALANCE SHEET (millions of euros)
Total assets	310,333	284,816	9.0
Total lending (gross)	170,067	150,217	13.2
On-balance-sheet customer funds	195,899	179,369	9.2
Other customer funds managed	123,009	112,032	9.8
Total customer funds managed	318,908	291,401	9.4
Shareholders’ funds (including profit for the year) (1)	15,659	13,141	19.2
INCOME STATEMENT (millions of euros)
Net interest income	5,261	5,023	4.7
Core revenues	7,784	7,471	4.2
Ordinary revenues	8,153	7,974	2.2
Operating profit	4,016	3,686	9.0
Pre-tax profit	3,233	2,977	8.6
Attributable net income	2,059	1,739	18.4
DATA PER SHARE AND MARKET CAPITALISATION
Share price	11.08	8.86	25.1
Market capitalisation (million euros)	37,571	28,315	32.7
Net attributable profit	0.61	0.54	12.4
Book value	4.62	4.11	12.3
PER (Price/earnings ratio; times) (1)	14.1	12.7
P / BV (Price / Book value ratio; times)	2.4	2.2
RELEVANT RATIOS (%)
Operating income / ATA	1.78	1.78
ROE (Attributable net income / Average equity)	19.7	19.2
ROA (Net income / Average total assets)	1.04	1.08
RORWA (Net income / Risk weighted assets)	1.79	1.83
Cost / income ratio	44.8	46.7
NPL ratio (Nonperforming assets/Total risks)	1.05	1.52
NPL coverage ratio	235.8	180.2
CAPITAL ADEQUACY RATIOS (BIS rugulations) (%)
Total	12.0	12.5
Core capital	6.0	6.1
TIER I	8.0	8.2
OTHER INFORMATION
Number of shares (million)	3,391	3,196
Number of shareholders	1,117,771	1,179,013
Number of employees	84,617	85,687
. Spain	30,820	30,975
. America (2)	51,831	52,666
. Rest of the world	1,966	2,046
Number of branches	6,936	6,916
. Spain	3,372	3,347
. America (2)	3,378	3,371
. Rest of the world	186	198

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1)	The 9M04 PER is calculated taking into consideration the median of the analysts’ estimates (October 2004).
(2)	Including those relating to the BBVA Group’s banking and pension fund management activities in all Latin-American countries in which it is present.

Consolidated income statement
(Million euros)
	9MH04	Δ% (YoY)	9M03	Memorandum item: Δ% at constant exchange rates
Financial revenues	9,172	(3.9)	9,543	1.9
Financial expenses	(4,434)	(8.6)	(4,852)	(3.3)
Dividends	523	57.4	332	58.7

NET INTEREST INCOME	5,261	4.7	5,023	10.8
Net fee income	2,523	3.0	2,448	9.4

CORE REVENUES	7,784	4.2	7,471	10.4
Net trading income	369	(26.6)	503	(23.7)

ORDINARY REVENUES	8,153	2.2	7,974	8.2
Personnel costs	(2,359)	(2.8)	(2,428)	1.6
General expenses	(1,294)	(0.2)	(1,297)	6.8

GENERAL ADMINISTRATIVE EXPENSES	(3,653)	(1.9)	(3,725)	3.4
Depreciation and amortization	(340)	(12.1)	(387)	(7.8)
Other operating income and expenses (net)	(144)	(18.3)	(176)	(10.7)

OPERATING PROFIT	4,016	9.0	3,686	15.6
Net income from companies accounted for by the equity method	309	8.3	285	10.1
Memorandum item: correction for payment of dividends	(298)	39.5	(214)	41.2
Amortization of goodwill	(496)	15.2	(431)	15.2
Net income from Group transactions	358	(9.0)	394	(9.1)
Net loan loss provisions	(714)	(32.2)	(1,054)	(28.8)
Net securities writedowns	—	—	—	—
Net extraordinary income (loss)	(240)	n.m.	97	n.m.

PRE-TAX PROFIT	3,233	8.6	2,977	14.1
Corporate income tax	(882)	20.8	(730)	27.9

NET PROFIT	2,351	4.6	2,247	9.6
Minority interests	(292)	(42.6)	(508)	(37.4)
. Preferred shares	(147)	(12.6)	(168)	(12.6)
. Minority interests	(145)	(57.3)	(340)	(51.3)

NET ATTRIBUTABLE PROFIT	2,059	18.4	1,739	22.6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 25th, 2004	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.